

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

April 25, 2007

<u>Via Facsimile</u>

Michael L. Campbell
Chief Executive Officer
Regal Entertainment Group
7132 Regal Lane
Knoxville, TN 37918

> **RE: Regal Entertainment Group**
> **Form 10-K: For the Year Ended December 28, 2006**
> **File Number: 001-31315**

Dear Mr. Campbell:

We have completed our review of your Form 10-K and related filings, and at this time do not have further comments.

Sincerely,

Michael Fay
Accounting Branch Chief

cc: Amy E. Miles, Executive Vice President, Chief Financial Officer and Treasurer